KNOWN GROWTH LLC

**FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2025

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SEC FILE NUMBER
8-71022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Known Growth LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

31 Hudson Yards, 11th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thomas.hopkins@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates
(Name – if individual, state last, first, and middle name)

11 Broadway - Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hope Newsome _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Known Growth LLC _____, as of December 31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CCO _____

_____
Notary Public

This filing contains (check all applicable boxes):**
- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

KNOWN GROWTH LLC

CONTENTS

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Known Growth LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Known Growth LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has incurred a net loss in prior years and generated negative operating cash. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

YSL & Associates LLC

We have served as Known Growth LLC's auditor since 2024.
New York, NY
February 26, 2026

KNOWN GROWTH LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS		
Cash	$	20,576
Prepaid expenses		10,031
TOTAL ASSETS	$	30,607

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to affiliate	$	1,145
TOTAL LIABILITIES		1,145
MEMBER'S EQUITY		29,462
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	30,607

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

Known Growth LLC (the "Company") was approved for membership by Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission ("SEC") in December 7, 2023. The Company is a wholly owned subsidiary of Known Financial, LLC (the "Parent"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of private placements and mergers and acquisitions for a select group of customers. The Company holds no customer funds or securities and does not participate in underwriting of securities. The financial statements reflect its own principal transactions and activities.

2. **Summary of Significant Accounting Policies**

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory. The Company has identified its CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Basis of financial statement presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash

At December 31, 2025, the Company's cash consists solely of funds held in a bank account at a financial institution.

2. Summary of Significant Accounting Policies - continued

Revenue

Revenue from Contracts with Customers (Accounting Standard Update Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides private placement agent services to the funds to raise capital. Revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for placement agency fee in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Revenue consist of fees earned from providing merger and acquisition services and are recorded upon performance of these services. Non-refundable retainer fees are earned and recorded on a monthly basis. Success fees and private placement fees are earned and recorded when a transaction is closed.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company had no contract assets or liabilities at December 31, 2024 and December 31, 2025. The Company did not recognize revenue during the year ended December 31, 2025.

Accounts Receivable

The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts receivable are reviewed periodically. As of December 31, 2025, the Company had $0 in accounts receivable. The open accounts receivable balance was $0 at the beginning of the period.

Measurement of Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

2. Summary of Significant Accounting Policies - continued

Income Taxes

The Company is not subject to federal income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Parent. Therefore, all current and future income tax assessments are attributable to the partners of the Parent and no income tax assessments are attributable to the partners of the Parent and no income tax expense or benefit is reflected in the statement of operations. The Company is not subject to state income taxes in any jurisdiction in which it is currently registered. There are no interest and penalties recognized in the statement of operations.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $19,431, which was $14,431 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .06 to 1.

Advances to affiliates, contributions and distributions and other withdrawals are subject to certain notifications and other requirements of Rule 15c3-1 and other regulatory rules.

4. Concentrations

The Company maintains its cash in bank or financial institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2025.

5. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1, the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025, the Company was in compliance with this rule.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2025 or during the period then ended.

6. Related Party Transactions

The Company has an expense sharing agreement with the affiliates Known Holdings LLC and Known Shared Services Inc. to share the personnel, administrative service and use of office space related to the Company's operation. The total allocated expenses at December 31,2025 was $14,986. As of December 31, 2025, the outstanding balance due to the affiliate was $1,145.

7. Going Concern

The Company has experienced a net loss and negative operating cash flows for the year ended December 31, 2025. These factors cause substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date the financial statements are issued. The Company's Parent is looking for selling the business and in the meanwhile will support the Company's operation through cash contributions when needed.

8. Subsequent Events

The Company has evaluated subsequent events that have occurred subsequent to December 31, 2025, through the date that the financial statement was issued. All subsequent events requiring recognition as of the auditor's report date, have been incorporated into this financial statement herein. On February 17, 2026, the Company entered into a purchase agreement with a prospective buyer for the sale of its ownership interest. The transaction is subject to approval by FINRA.